Filed by Rice Energy Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Rice Energy Inc.
Commission File No.: 001-36273
Date: June 19, 2017

Team Rice:

This morning we announced that Rice Energy has entered into an agreement with EQT Corporation pursuant to which Rice and EQT will merge. The strategic rationale for this transaction is simple: we are combining our two world-class positions in the Marcellus and Utica Shales to become the largest producer of U.S. natural gas, forming a company with a combined enterprise value of approximately $26 billion.

The transaction has been approved by the boards of directors of both Rice and EQT, and we expect it to close in the fourth quarter of 2017, subject to the approval of Rice and EQT shareholders as well as certain other customary regulatory approvals. Until the closing, business will continue as usual.

Just as you have helped us achieve our mission, many of you will be asked to join to help EQT achieve theirs. For those of you whose Rice Energy journey ends alongside the Rice family, you should know that there is no better group of people with whom we would rather cross this finish line. You should also know that the well-being of our employees has been a key focus of ours during this process, and we have negotiated certain protections for employees who are not asked to join EQT.

We expect to share with you any additional relevant information as it becomes available. For today, you can learn more about the merger by reading a copy of today’s press release, which is attached. We will host an employee town hall meeting at the Hilton Garden Inn at 9:30 a.m. Eastern to discuss the transaction and what it means for our employees. You are also invited to listen to an EQT investor call at 10:30 a.m. Eastern.

On behalf of my brothers, the Rice family, our management and our board of directors, I would like to thank you for the many contributions you have made to our collective success and growth over the years.

Daniel Rice

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, Rice Energy Inc.’s (“Rice”) and EQT Corporation’s (“EQT”) plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing EQT requires to fund the transaction is not obtained; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability of EQT to complete the acquisition and integration of Rice successfully; litigation relating to the transaction; and other factors that may affect future results of Rice and EQT.

Additional factors that could cause results to differ materially from those described above can be found in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC, and in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Rice nor EQT assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, EQT will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of EQT and Rice and a Prospectus of EQT, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Rice and EQT will be submitted to Rice’s stockholders and EQT’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF RICE AND SHAREHOLDERS OF EQT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION. Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Rice and EQT, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200 or to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.

Participants in the Solicitation

Rice, EQT and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K. Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.